Exhibit 107

CALCULATION OF REGISTRATION FEE TABLE

Form S-1MEF

Concierge Technologies, Inc.

Table 1— Newly Registered Securities

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Shares of Common Stock, par value $0.001 per share(2)	$345,000	$31.98
Underwriter’s Warrants to Purchase Common Stock(3)	—	—
Common Stock underlying Underwriter’s Warrants(4)	$20,700	$1.92
Total	$365,700	$ 33.90(5)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). In the event of a stock split, stock dividend, or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act. The information in this registration statement does not reflect the impact of any such event.
(2)	Includes 247,500 additional shares of common stock that may be issued upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.
(3)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The Underwriter’s Warrants are exercisable at a per share exercise price equal to 120% of the public offering price. The proposed maximum aggregate offering price of the Underwriter’s Warrants is $20,700, which is equal to 120% of $17,250 (5% of $345,000). Assumes the full exercise of the underwriter’s over-allotment option.
(5)	The Company previously paid $2,260.03 on December 7, 2021.